Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: September 4, 2013

ADVERTISEMENT

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Verizon in connection with the proposed transaction. Copies of the prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.Verizon.com/investor.

Verizon Acquisition of Vodafone’s 45% Interest in Verizon Wireless

Verizon: Key Messages

How the transaction came together:

•	We have a moment in time where our interests aligned and we have a deal.

•	This transaction is a natural next step for our partnership with Vodafone.

•	The wireless, debt and equity markets all aligned and we have a deal that works for everyone.

•	This has been talked about for years, and that’s because it makes sense on so many levels.

On Vodafone:

•	Today, you have two partners who are moving on with a great sense of pride in what they were able to achieve together.

•	We have worked side by side for over a decade and we have the greatest respect for the Vodafone team.

Transaction rationale:

•	Taking full ownership of our wireless business makes sense for our company, our shareholders and our customers.

•	Our partnership with Vodafone has been a great success and acquiring full ownership of our wireless business is the best way to take it forward.

•	Today with the convergence of technology across all of our networks and platforms, it’s important for Verizon to own 100 percent of the wireless business.

•	With full ownership of our wireless business, we will be more efficient, agile, market responsive and lucrative, operating as a single company with integrated assets.

•	Customers are demanding ever greater connectivity on the move and we will have the operational flexibility we need to deliver it.

•	The digital economy is moving to “mobile first” on everything, which means there are many opportunities to pursue in mCommerce, mobile video and advertising and the cloud.

•	These opportunities require more than just wireless assets, which puts big Verizon in a better position than a pure mobile network operator.

•	The transaction is designed to be self-funding—the incremental free cash flow we will acquire exceeds incremental after-tax interest expense and dividends.

•	We’re committed to retaining our investment grade profile, investing in the business for growth and innovation and returning value to our shareholders.

Key Messages

•	Transaction provides Verizon with 100 percent ownership of Verizon Wireless and supports our corporate strategy

•	The digital economy is moving to mobile first on everything, and it’s important for Verizon to own 100 percent of the wireless business. We will be more efficient, agile, market responsive and lucrative, operating as a single company with integrated assets.

•	Over the past 13 years, Verizon Wireless has been a key driver of our business strategy and has made Verizon Wireless into the premier mobile provider in the U.S. Over that period we have consistently expressed our desire to own the entire asset.

•	Our focus on customers, network reliability, and new technology have been the ingredients of a successful partnership with Vodafone.

•	With full ownership of our wireless business, we will open an exciting new chapter of our future as a new Verizon.

•	This milestone is important to Verizon’s continued commitment to build long-term growth and shareholder value

•	The capabilities to wirelessly stream video and broadband in 4G LTE complement our other assets in fiber, global IP and cloud. These assets position us for the rapidly increasing customer demand for video, machine to machine and big data. We are confident of further growth in wireless, and our business in its entirety.

•	Our continued investment in the business and technology leadership will allow us to continue growing Verizon Wireless.

•	These opportunities require more than just wireless assets, which puts big Verizon in a better position than a pure mobile network operator.

•	The full ownership of our wireless network enhances our flexibility to adapt and innovate and continue to create value for shareholders.

•	Customers will get more of what they love – reliability, value and innovation – with even more seamless integration in the future.

•	Verizon already has full operational control of the joint venture, but with full ownership, we will now be a more nimble operating entity for the benefit of our customers.

•	Transaction will enhance value across all networks and platforms by allowing us to operate the business more efficiently. It will also increase our opportunities to produce seamless and integrated products and solutions for our customers.

•	We’ll continue to deliver an outstanding customer experience in terms of network reliability and quality.

•	We believe this transaction will strengthen the customer experience with the further integration of customer services across platforms, including enhanced video, cloud and security.

FORWARD-LOOKING STATEMENTS

This communication contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or events giving rise to termination of the transaction agreement; adverse conditions in the U.S. and international economies; competition in our markets; material changes in available technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance; significantly increased levels of indebtedness as a result of the proposed transaction; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could affect earnings; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies. The foregoing list of factors is not exhaustive and there can be no assurance that the proposed transaction will in fact be consummated. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Verizon’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Vodafone’s Annual Reports, Reports of Foreign Private Issuer and other documents filed from time to time with the SEC. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. will file with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction (the “prospectus”) and a proxy statement (the “proxy statement”) with respect to the special meeting of the Verizon shareholders in connection with the proposed transaction. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website, at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transactions contemplated by proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended December 31, 2012, which is filed with the SEC.